OMB APPROVAL
OMB Number:	3235-0167
Expires:	October 31, 2007
Estimated average burden
hours per response . . . . .	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14856

ORIX KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

Mita NN Bldg., 4-1-23 Shiba, Minato-ku Tokyo 108-0014, Japan, Phone; +813-5419-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

0.375% convertible notes due 2005

American depository notes, or the ADNs, each of which represents one note in the principal amount of ¥2,000,000

(Title of each class of securities covered by this Form)

Common stock without par value, or the Shares

American depository shares, or the ADSs, each of which represents one-half of one Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 ORIX KABUSHIKI KAISHA has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 14, 2005	By:	/s/ Shintaro Agata
		Name:	Shintaro Agata
		Title:	Executive Officer, Treasury Department

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.